[Letterhead of Sutherland Asbill & Brennan LLP]

January 31, 2012

VIA EDGAR

Mr. Kevin C. Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.
Registration Statement on Form N-2
Filed February 11, 2011
File No. 333-172214

Dear Mr. Rupert:

On behalf of TICC Capital Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on January 20, 2012 with respect to Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-172214), filed with the Commission on November 18, 2011 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s response. Where revisions to the Prospectus are indicated in the Company’s responses, such revisions are set forth in the Prospectus included in Amendment No. 2 to the Registration Statement, filed concurrently herewith.

General

1.	Please revise Item 34 under Part C of the Registration Statement to include an undertaking confirming that the Company will file a post-effective amendment to the Registration Statement, which will be subject to Staff review, prior to commencing any rights offering or any offering of warrants pursuant to the Registration Statement.

The Company has revised the undertakings set forth in Item 34 of Part C of the Registration Statement in response to the Staff’s comment. In addition, the Company respectfully refers the Staff to paragraph (3) under Item 34 of Part C of the Registration Statement, which conforms to the required undertaking with respect to rights offerings and the issuance of warrants to existing stockholders set forth in Form N-2. The

Mr. Kevin C. Rupert

January 31, 2012

Company does not believe that any further undertakings with respect to such offerings, or offerings of warrants other than to existing stockholders, are either required or appropriate. Specifically, the Company respectfully refers the Staff to similar recent universal shelf registration statements filed by Ares Capital Corp. (File No. 333-174716)(declared effective October 28, 2011) and Solar Capital Ltd. (File No. 333-172968)(declared effective July 7, 2011), both of which omit any further undertakings with respect to such offerings beyond what the Company has already included in the Registration Statement.

2.	Please confirm that the Company will file a post-effective amendment in connection with each offering of securities pursuant to the Registration Statement that contains as exhibits both an updated opinion of counsel with respect to the specific securities offered, as well as a consent from the Company’s independent registered public accounting firm to the extent any new or revised financial statements are included in the prospectus supplement pertaining to such offering that were not included in the Registration Statement at the time it was declared effective.

The Company confirms to the Staff that, in connection with each offering of securities pursuant to the Registration Statement, it will file a post-effective amendment containing as an exhibit an updated opinion of counsel with respect the specific securities offered thereby. In addition, the Company confirms to the Staff that it will file as an exhibit to such post-effective amendment a consent from the Company’s independent registered public accounting firm to the extent it includes any new or revised audited financial statements in the prospectus supplement pertaining to such offering of securities.

However, the Company does not believe that such a consent is required if only unaudited interim financial statements are included in a prospectus supplement. The Company believes that its position is consistent with the approach applied to operating companies that file shelf registration statements on Form S-3. Specifically, such operating companies are required to include a consent as an exhibit to each annual report on Form 10-K that is incorporated by reference into their registration statement on Form S-3, but are not required to do so for quarterly reports on Form 10-Q, absent the inclusion of a report from their independent registered public accounting firm with respect to the financial statements included in such Form 10-Q.

3.	Please attach copies of the form of prospectus supplements for each type of offering the Company may make off of the Registration Statement .

Per the Staff’s request, the Company has attached as exhibits to the Registration Statement copies of the form of prospectus supplements for each type of offering the Company anticipates making off of the Registration Statement.

Mr. Kevin C. Rupert

January 31, 2012

4.	Please confirm that the Company does not intend to seek stockholder approval to sell shares of its common stock at prices below the Company’s then current net asset value per share. To the extent the Company intends to seek such stockholder authorization, please revise the Prospectus throughout to provide appropriate disclosure regarding the possibility and impact of selling shares of the Company’s common stock at prices below its then current net asset value per share, including examples of the possible dilutive effect of such offerings on the Company’s net asset value.

The Company confirms to the Staff that it does not presently intend to seek stockholder approval to sell shares of its common stock at prices below its then current net asset value per share. In addition, to the extent the Company’s Board of Directors determines that seeking such stockholder approval is in the best interests of the Company and its stockholders subsequent to effectiveness of the Registration Statement, the Company will file a post-effective amendment to the Registration Statement to incorporate the additional disclosure requested by the Staff.

5.	Please describe on a supplemental basis the Company’s process for updating the information included in the Prospectus in connection with each offering of securities pursuant to the Registration Statement. In particular, please confirm that the Company intends to provide investors in such offerings with any updated financial information not already included in the Prospectus at the time of effectiveness of the Registration Statement.

The Company advises the Staff on a supplemental basis that it intends to prepare a prospectus supplement in connection with each offering of securities pursuant to the Registration Statement, which prospectus supplement will contain both a description of the terms of the specific securities offered thereby, as well as any material changes to the information contained in the Prospectus as of the time of effectiveness of the Registration Statement. In particular, the Company confirms that each such prospectus supplement will include any recently filed financial statements and related disclosure not already included in the Prospectus at the time of effectiveness of the Registration Statement.

6.	We note that the financial statements and related disclosure included in the Prospectus are provided only as of September 30, 2011. Given that the Company’s fiscal year ended on December 31, 2011, please advise the Staff on a supplemental basis what steps, if any, the Company intends to take to update the financial information provided in the Prospectus prior to effectiveness of the Registration Statement. We may have further comments.

The Company advises the Staff on a supplemental basis that it has updated the disclosure with respect to the price range of its common stock and distributions to reflect developments since September 30, 2011. In addition, the Company has updated its discussion of recent developments included in the MD&A section of the Prospectus to reflect any material developments since September 30, 2011. However, because the Company is currently in the process of preparing its financial statements for the fiscal year ended December 31, 2011 and undergoing the audit process in connection therewith, it is not presently in a position to include such financial statements or related disclosure in the Prospectus until the audit process has been completed.

Mr. Kevin C. Rupert

January 31, 2012

The Company notes that, in accordance with Instruction 1.a to Item 8(6)(c) of Form N-2, business development companies such as the Company are generally required to comply with the financial statement requirements of Regulation S-X applicable to registered management investment companies, including with respect to the age of financial statements at the time of effectiveness of registration statements. As a result, the Company believes that, in accordance with Rule 3-18(b) of Regulation S-X, it would not be required to include audited financial statements for the fiscal year ended December 31, 2011 in the Prospectus so long as the Registration Statement is declared effective within 60 days after the end of the Company’s fiscal year. The Company intends, however, to include audited financial statements for the fiscal year ended December 31, 2011 in each prospectus supplement used for offerings pursuant to the Registration Statement after filing of the Company’s annual report on Form 10-K for the year ended December 31, 2011.

Fees and Expenses

7.	We note that the Company is registering preferred stock in connection with the Registration Statement. Please revise the disclosure set forth in the “Fees and Expenses” section of the Prospectus to ensure that it reflects any preferred stock that the Company anticipates issuing pursuant to the Registration Statement.

The Company has revised the footnote disclosure set forth in the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that while it has included preferred stock as part of the Registration Statement to provide flexibility in the event an offering of such preferred stock may be advantageous to the Company and its stockholders, it believes that the annual expenses presently listed in the “Fees and Expenses” section of the Prospectus appropriately reflect what the Company expects to incur during the coming year, based on its current expected operations, including with respect to the costs associated with the use of leverage during such time period.

Selected Financial and Other Data

8.	Please clarify that the annual figures included in this section of the Prospectus reflect audited numbers.

The Company respectfully refers the Staff to the first sentence of the opening paragraph of the “Selected Financial and Other Data” section of the Prospectus, which clarifies that the annual financial data included therein has been derived from audited financial statements.

Mr. Kevin C. Rupert

January 31, 2012

Risk Factors

9.	Please revise the last sentence of the first paragraph under the risk factor “Our investments in the companies we are targeting may be extremely risky …” to clarify that the Company could lose part or all of its investment in its portfolio companies.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

10.	Please revise the heading for the risk factor “Our incentive fee may induce TICC Management to make speculative investments” to also note that the Company’s incentive fee may also encourage the use of leverage.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

11.	Please revise the heading for the risk factor “If we issue preferred stock, the net asset value …may become more volatile” to replace the word “may” with the phrase “will likely.”

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Forward-Looking Statements and Projections

12.	We note the disclosure indicating that forward-looking statements included in the Prospectus “apply only as of the date” of the Prospectus. Please clarify the Company’s obligation to update the Prospectus in the event of any material change to the information contained therein.

The Company has revised the disclosure set forth in the “Forward-Looking Statements and Projections” section of the Prospectus in response to the Staff’s comment.

MD&A

13.	We note the Company’s discussion of the impact of the additional FASB guidelines issued under ASC 820-10-35, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Indentifying Transactions That Are Not Orderly.” Please revise the disclosure set forth in the “Risk Factors” section of the Prospectus, to the extent appropriate, to reflect any material risks associated with the impact of illiquid markets on the Company’s valuation of its securities.

The Company has revised the disclosure set forth in the risk factor “Because our investments are generally not in publicly traded securities …” in response to the Staff’s comment.

Mr. Kevin C. Rupert

January 31, 2012

14.	We note that the Company’s investment in GenuTec Business Solutions carries a zero percent interest rate. Please advise the Staff on a supplemental basis why such security contains a zero percent interest rate.

The Company advises the Staff on a supplemental basis that its current investment in senior secured notes issued by GenuTec Business Solutions, Inc. (“GenuTec”) has a zero percent interest rate as a result of a negotiated restructuring of the Company’s prior investment in GenuTec due to financial difficulties at that portfolio company and its inability to continue to make ongoing interest payments. While the Company will recognize a relatively small amount of interest over the life of the GenuTec senior secured notes as a result of original issue discount at issuance, the restructuring was undertaken in order to preserve the remainder of the principal to which the Company was entitled under its prior debt investment in GenuTec. The Company believes that such principal would likely have been lost in the event it had not restructured its debt investment to remove the current interest component.

Management – Valuation Committee

15.	We note the discussion regarding the valuation process with respect to the Company’s CLO investments. Please advise the Staff on a supplemental basis how such CLO investments are generally valued by the Company. We may have further comments.

The Company advises the Staff on a supplemental basis that, consistent with its approach to valuing the Company’s syndicated debt investments, the Company’s Valuation Committee generally considers the indicative bid quotes received from any brokers that maintain a market in the CLO securities held by the Company along with available information regarding recent transactions in the market, absent evidence that the market for such securities has shown attributes of illiquidity as described by ASC 830-10-35, in preparing its recommendation to the Company’s Board of Directors with respect to the fair value of such CLO investments. Where an illiquid market for such securities exists, the Valuation Committee will consider other relevant factors pertaining to the operating metrics and collateralization of the CLO vehicle in which the Company holds an investment, and may also obtain third party valuations where appropriate. In addition, prior to providing a recommendation to the Valuation Committee, the Company’s investment adviser compares the indicative bid quotes received from brokers or third party valuation firms, as applicable, to the analytical information about the CLO market generated by a proprietary program distributed by Intex Solutions, Inc. This program is widely accepted among participants in the CLO market and the Company believes that it provides reliable information based on certain market assumptions.

Management – Compensation of Chief Executive Officer and Other Executive Officers

16.	Please advise the Staff on a supplemental basis how the Company’s administrator, BDC Partners, LLC determines its allocations to the Company of the compensation of the Company’s Chief Financial Officer, Chief Compliance Officer, Treasurer and Controller. In addition, please address what role, if any, the Company’s Board plays in monitoring such allocations.

Mr. Kevin C. Rupert

January 31, 2012

The Company advises the Staff on a supplemental basis that its administrator, BDC Partners, LLC, makes its allocation determinations with respect to the base salary and benefits of the Company’s Chief Financial Officer, Chief Compliance Officer, Treasurer and Controller based upon a good faith estimate of the time each such officer spends on matters related to the operations of the Company. Bonus compensation, if any, is determined on an individual basis, and is approved by the Company’s Board of Directors. In addition, the Company’s Board of Directors reviews a report prepared by the Company’s Chief Financial Officer regarding such allocations, as well as any other amounts reimbursable under its administration agreement with BDC Partners, LLC on a quarterly basis.

Material U.S. Federal Income Tax Considerations

17.	We note the Company’s discussion of the possible tax impact of investing in “passive foreign investment companies,” or “PFICs.” Please revise the disclosure set forth in the “Risk Factors” section of the Prospectus, to the extent appropriate, to reflect any material risks associated with investing in PFICs.

The Company has revised the disclosure set forth in the risk factor “We will be subject to corporate-level income tax …” in response to the Staff’s comment.

Regulation as a Business Development Company – Code of Ethics

18.	Please revise the disclosure set forth in the “Regulation as a Business Development Company – Code of Ethics” section of the Prospectus to indicate that the Company’s Code of Ethics is available on its website.

The Company has revised the disclosure set forth in the “Regulation as a Business Development Company – Code of Ethics” section of the Prospectus in response to the Staff’s comment.

Description of Our Capital Stock – Provisions of the Maryland General Corporation Law and Our Charter and Bylaws – No Appraisal Rights

19.	We note your reference to the applicability of appraisal rights under the Maryland Control Share Act. Please revise your disclosure to clarify that you have opted out of the Control Share Act.

The Company has revised the disclosure set forth in the “Description of Our Capital Stock” section of the Prospectus in response to the Staff’s comment to, among other things, clarify that the Company has opted out of the Control Share Act.

Mr. Kevin C. Rupert

January 31, 2012

Plan of Distribution

20.	We note your reference to permitting underwriters to engage in short sale transactions in offerings pursuant to the Registration Statement. Please advise the Staff on a supplemental basis why the Company would permit short sales of its securities as indicated in the Prospectus.

The Company advises the Staff on a supplemental basis that underwriters may engage in short sale transactions at the time of a firm commitment underwritten offering in furtherance of permitted post-offering market stabilization activities in connection therewith. In particular, such short sales may be covered by such underwriters through subsequent open market purchases to the extent the Company’s stock price is negatively impacted as a result of completion of the offering. The Company believes that such short sales, when undertaken in furtherance of permitted market stabilization activities, benefit both the Company and investors in such offerings.

Part C – Other Information

21.	Please note that all exhibits referenced in Part C of the Registration Statement must be filed prior to requesting effectiveness of the Registration Statement.

The Company acknowledges the Staff’s comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Jonathan H. Cohen / TICC Capital Corp.
John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP